787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 30, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Edward Bartz, Esq.

Re:	SunAmerica Series Trust (the “Registrant”)

Response to Staff Comments on Post-Effective Amendment No. 114 to Registration

Statement on Form N-1A

Securities Act File No. 033-52742

Investment Company Act File No. 811-07238

Dear Mr. Bartz:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned on September 4, 2019, regarding Post-Effective Amendment No. 114 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 115 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for SA Franklin U.S. Equity Smart Beta Portfolio, a new series of the Registrant (the “Portfolio”).

For your convenience, the substance of the Staff’s comments has been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement will be filed separately. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN     ROME

GENERAL COMMENT

Comment 1:	Since the Portfolio is a new series of the Registrant, please file a new legality opinion with the 485B.

Response 1:	The Registrant will file a legality opinion with respect to the Portfolio as an exhibit to the Registration Statement when it files its next post-effective amendment.

PROSPECTUS

Comment 2:	Since the Portfolio is a new series of the Registrant, please provide a completed fee table and expense example to the Staff in correspondence prior to the effective date of the Amendment.

Response 2:	A copy of the completed fee table and expense example is attached hereto as Exhibit A.

Comment 3:

In the subsection entitled “Fees and Expenses of the Portfolio,” footnote 2 to the fee table references an Expense Limitation Agreement. Please file a copy of the Expense Limitation Agreement as an exhibit to the Registration Statement.

Response 3:	The Registrant will file a copy of the Expense Limitation Agreement as an exhibit to the Registration Statement when it files its next post-effective amendment.

Comment 4:

In the subsection entitled “Fees and Expenses of the Portfolio,” footnote 2 to the fee table states, in relevant part, the following: “provided that the recoupment does not cause the expense ratio of the share class to exceed the lesser of.” Please revise this phrase to read “provided that the recoupment does not cause the expense ratio of the share class to exceed, after giving effect to the amount of the recoupment, the lesser of.”

Response 4:	The Registrant has deleted the above-referenced footnote. Please see Exhibit A.

Comment 5:

In the subsection entitled “Principal Investment Strategies of the Portfolio,” the second sentence states that “[u]nder normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities of U.S. issuers.” Please revise this sentence to read that “[u]nder normal circumstances, the Portfolio invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of U.S. issuers.”

Response 5:

The Registrant notes that the section entitled “Glossary” contains a definition of “net assets” which states that ‘“Net assets’ when referred to under ‘Investment Goal’ and ‘Principal Investment Strategies of the Portfolio’ for the Portfolio takes into account borrowings for investment purposes.” Accordingly, the Registrant believes that the Portfolio’s current disclosure is adequate and therefore declines to make the requested change.

Comment 6:	In the first paragraph of the subsection entitled “Principal Investment Strategies of the Portfolio,” please provide the market capitalization range for the Russell 1000® Index as of a recent date.

Response 6:	The Registrant has added the requested disclosure to the section of the Prospectus entitled “Glossary.”

Comment 7:

The third paragraph of the subsection entitled “Principal Investment Strategies of the Portfolio” states that “[u]nder normal market conditions, the Portfolio will hold 200 to 250 of the common stocks in the Index. The subadviser will select such stocks on a semi-annual basis.” Please provide a specific risk for this buy and hold strategy.

Response 7:

The Registrant believes that “Disciplined Strategy Risk” in the subsection entitled “Principal Risks of Investing in the Portfolio” adequately addresses the Portfolio’s buy and hold risk. Accordingly, the Registrant respectfully declines to add additional disclosure.

Comment 8:

With respect to the subsection entitled “Performance Information,” please supplementally identify in correspondence to the Staff the broad-based securities index that the Portfolio intends to utilize for performance comparison.

Response 8:	The Portfolio will utilize the Russell 1000® Index for performance comparison purposes.

Comment 9:

The Staff notes that the sections entitled “Additional Information About the Portfolio’s Investment Strategies and Investment Risks” and “Glossary” do not meet the requirements of Item 9(b)(1) of Form N-1A. Please revise the Item 9 disclosure. Form N-1A provides that the principal investment strategies and risks required by Item 4 in the summary should be based on the information given in response to Item 9. Accordingly, please describe the Portfolio’s principal investment strategies and risks in the Item 9 disclosure.

Response 9:

The Registrant has disclosed all of the principal investment strategies of the Portfolio in the subsection entitled “Principal Investment Strategies of the Portfolio,” as required by Item 4(a) of Form N-1A. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated.” Accordingly, the Registrant has not repeated the principal investment strategies disclosed in the Portfolio’s subsection entitled “Principal Investment Strategies of the Portfolio.” The Registrant also submits that the current disclosure in response to Item 4 with respect to the Portfolio is presented in a manner consistent with the requirements of Item 4.

To the extent that the Registrant believes that additional disclosure with respect to the risks disclosed in the subsection entitled “Principal Risks of Investing in the Portfolio,” as required by Item 4(b)(1) of Form N-1A, is necessary or appropriate, the Registrant has provided additional disclosure for such risk factors in the subsection entitled “Glossary – Risk Terminology,” in response to Item 9(c) of Form N-1A.

Comment 10:	Please change the name of the subheading entitled “Risk Terminology” to “Principal Investment Risks” or something similar. Please see Item 9(c) of Form N-1A.

Response 10:	The Registrant respectfully declines to make the requested change because the “Risk Terminology” subsection relates to both principal and, if any, non-principal risks of the Portfolio.

Comment 11:

In the subsection entitled “Glossary – Investment Terms – Equity securities,” it mentions convertible bonds, convertible preferred stock, rights and warrants. If any of these equity securities are a principal investment strategy of the Portfolio, please disclose that in the principal investment strategies section and provide corresponding principal risks. Also, please confirm whether the Portfolio will invest in contingent convertible securities (i.e., CoCos). If so, please identify and provide appropriate risk disclosure with respect to these investments.

Response 11:

The Registrant submits that these securities are not principal investment strategies of the Portfolio and therefore, it respectfully declines to make the requested change. In addition, the Registrant submits that the Portfolio will not invest in CoCos.

SAI

Comment 12:

In the section entitled “Trustees and Officers of the Trust,” the heading of the last column of the first table is entitled “Other Directorship(s) Held by Trustee.” Please confirm or change this heading to provide that this column reflects all directorships held by the Trustees during the past 5 years. Please see Item 17(b)(3)(ii) of Form N-1A.

Response 12:	The Registrant notes that the headings in the above-referenced table are written in accordance with Item 17(a)(1) of Form N-1A, and therefore, it respectfully declines to change them.

* * * * * * * *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8037.

Very truly yours,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC

Edward Gizzi, Esq., SunAmerica Asset Management, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Exhibit A

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. The Portfolio’s annual operating expenses do not reflect the separate account fees charged in the variable annuity or variable life insurance policy (“Variable Contracts”) in which the Portfolio is offered. If separate account fees were shown, the Portfolio’s annual operating expenses would be higher. Please see your Variable Contract prospectus for more details on the separate account fees.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 3
Management Fees	0.50%	0.50%
Service (12b-1) Fees	—	0.25%
Other Expenses[1]	0.12%	0.12%
Total Annual Portfolio Operating Expenses	0.62%	0.87%
[1]	“Other Expenses” has been estimated because the Portfolio had not commenced operations as of the date of this Prospectus.

Expense Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The Example does not reflect charges imposed by the Variable Contract. If the Variable Contract fees were reflected, the expenses would be higher. See the Variable Contract prospectus for information on such charges. Although your actual costs may be higher or lower, based on these assumptions and the net expenses shown in the fee table, your costs would be:

	1 Year	3 Years
Class 1 Shares	$63	$199
Class 3 Shares	$89	$278